02016330

SECURITIES AND EXCHANGE COMMISSION

RECEIVED FEB 07 2002 334

WASHINGTON, DC 20549

FORM 11-K/A

1-1105

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

( ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended ______________________

OR

(X) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Transition Period From January 1, 2001 to June 30, 2001

Commission File Number 1-1105

AT&T Corp.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDIAONE GROUP 401(k) SAVINGS PLAN

PROCESSED

MAR 01 2002

THOMSON FINANCIAL

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

AT&T CORP.
32 AVENUE OF THE AMERICAS, NEW YORK, NY 10013-2412

CRGH

ANDERSEN

SEC MAIL RECEIVED FEB 0 7 2002 WASH. D.C. 384

THE MEDIAONE GROUP 401(k) SAVINGS PLAN

Financial Statements And Supplemental Schedules
As Of June 30, 2001 And December 31, 2000

Together With Report Of Independent Public Accountants

THE MEDIAONE GROUP 401(k) SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

JUNE 30, 2001 AND DECEMBER 31, 2000

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants and Administrator of the
MediaOne Group 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the MEDIAONE GROUP 401(k) SAVINGS PLAN (the "Plan") as of June 30, 2001 and December 31, 2000, and the related statement of changes in net assets available for benefits for the period from January 1, 2001 through June 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and December 31, 2000, and the changes in net assets available for benefits for the period from January 1, 2001 through June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

As further discussed in Note 1, the Plan was merged into the AT&T Broadband Long Term Savings Plan effective June 30, 2001.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets both acquired and disposed of within the Plan period and nonexempt transactions for the period from January 1, 2001 through June 30, 2001, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Denver, Colorado,
December 20, 2001.

THE MEDIAONE GROUP 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF JUNE 30, 2001 AND DECEMBER 31, 2000

	2001	2000
INVESTMENTS, AT FAIR VALUE (Notes 2, 3 and 4):		
Common corporate stocks	$ -	$102,370,366
Value of insurance contracts	-	54,043,717
Common collective trusts	-	206,770,680
Registered investment companies	-	3,728,068
Corporate debt instruments	-	173,965
Other investments	-	2,342,060
Interest-bearing cash	-	4,051,886
Loans to plan participants	-	18,949,992
Total investments	-	392,430,734
RECEIVABLES:		
Interest and dividends	-	230,159
Contributions	-	2,002,285
Pending trade	-	4,248,187
Total receivables	-	6,480,631
Total assets	-	398,911,365
LIABILITIES:		
Administrative expenses payable	-	(769,410)
Excess contributions payable	-	(670,122)
Pending trade payable	-	(4,410,195)
Total liabilities	-	(5,849,727)
Net assets available for benefits	$ -	$393,061,638

The accompanying notes are an integral part of these financial statements.

THE MEDIAONE GROUP 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD FROM JANUARY 1, 2001 THROUGH JUNE 30, 2001

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:	
Contributions-	
Employee	$ 16,197,412
Employer	10,289,666
Rollover	4,170,801
Total contributions	30,657,879
Income-	
Interest and dividends	2,980,415
Net appreciation in fair value of investments (Note 4)	8,995,212
Total income	11,975,627
Plan expenses	(2,079,507)
Participant distributions	(41,393,456)
Net decrease	(839,457)
MERGER WITH AT&T BROADBAND LONG TERM SAVINGS PLAN (Notes 1 and 12)	(392,222,181)
NET ASSETS AVAILABLE FOR BENEFITS, beginning of period	393,061,638
NET ASSETS AVAILABLE FOR BENEFITS, end of period	$ -

The accompanying notes are an integral part of this financial statement.

THE MEDIAONE GROUP 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF JUNE 30, 2001 AND DECEMBER 31, 2000

1. DESCRIPTION OF THE PLAN:

History

The MediaOne Group 401(k) Savings Plan (the "Plan") was established effective June 12, 1998, by MediaOne Group, Inc. (the "Company" or "MediaOne") as a spin-off from the U S WEST Savings Plan/ESOP ("Predecessor Plan") when U S WEST, Inc. and MediaOne separated their businesses (the "Separation"). The Plan was established to provide incentives and security for its employees and their beneficiaries. The Plan is intended to be a profit sharing plan and employee stock ownership plan (which is a stock bonus plan).

On June 15, 2000, the Company merged with AT&T Corp. The individuals who were employed by MediaOne at the time of merger became employees of MediaOne Group, Inc., a wholly owned subsidiary of AT&T Corp., by operation of law and AT&T Corp. became the Plan sponsor (the "Sponsor").

Plan Merger and Plan Amendment

In connection with the merger agreement with AT&T Corp., the Plan merged into the AT&T Broadband Long Term Savings Plan (the "AT&T Broadband Plan") effective June 30, 2001. All active and eligible participant account balances transferred as soon as administratively feasible after the merger of the two plans. Bankers Trust Company, a subsidiary of Deutsche Bank ("Bankers"), the trustee for the Plan was replaced by Fidelity Management Trust Company ("Fidelity"), the trustee of the AT&T Broadband Plan. The recordkeeper also changed from Metropolitan Life Insurance Company to Fidelity. Effective January 1, 2001 certain changes were made to the Plan to make its provisions consistent with those of the AT&T Broadband Plan, including 1) changing the Company Matching Contributions to an amount equal to 75% of the first 8% of a participant's annual compensation contributed to the Plan, 2) limiting employee contributions to 10% for highly compensated employees, 3) changing the percent at which new employees are automatically enrolled to 4% of eligible compensation, 4) investing the Company match according to participants' elections and 5) changing the vesting in Company matching contributions for eligible employees hired on or after January 1, 2001 to make them 100% vested after completing three years of service.

General

The following description of the Plan provides only general information. Participants should refer to the Plan Document or the Summary Plan Description for a more complete description of the Plan's provisions.

Eligibility

The Plan was available to all employees of the Company and its subsidiaries who met the eligibility requirements.

Each employee became a member of the Plan on the first day of the month following their hire date if on or before the 10th day of the month, or the first day of the month following completion of one month of service if their hire date was from the 11th day of the month through the end of the month.

Contributions

Employee

Participants could contribute on a before-tax basis 1% to 16% of their pay ("pay"), as defined, and on an after-tax basis 1% to 16% of pay. However, total combined participant contributions were limited to a total of 16% of pay.

The Plan was amended effective February 1, 1999, whereby the Company instituted automatic enrollment on a before-tax basis of 3% of pay, for all eligible employees hired after February 1, 1999. The Plan was amended effective January 1, 2001, to change the automatic enrollment to 4% of pay. Unless a participant directed otherwise, the before-tax contribution would be invested in the Interest Income Fund. Participants were notified at least annually of their rights to suspend or change their election. Participants could elect not to participate by making a negative election.

The Plan provided that certain limitations could be imposed on participants' contributions in order to comply with statutory requirements. Effective January 1, 2001, the Plan was amended to limit employee contributions to 10% of eligible pay for highly compensated employees. The contributions could be made up of any combination of before-tax and after-tax. When the before-tax statutory limit was reached, the contributions would automatically switch to after-tax.

Employees could make rollover contributions from other qualified plans if certain criteria was met as outlined in the Plan document.

Employer

Effective January 1, 2001, the Company changed the matching contribution to an amount equal to 75% of the first 8% of a participant's annual compensation contributed to the Plan.

The Company could also make a discretionary matching contribution as determined by the Board of Directors. No discretionary matching contributions were made for the period from January 1, 2001 through June 30, 2001.

Vesting and Forfeitures

Participants were automatically 100% vested in their before-tax, after-tax and rollover contributions. Eligible employees hired prior to January 1, 2001 were 100% vested in their prior and future Company matching contributions. Effective January 1, 2001, eligible employees were 100% vested in Company matching contributions after completing three years of service. Any forfeitures could be used to reduce

Company contributions. Forfeitures for the Plan period and unapplied forfeitures as of June 30, 2001 and December 31, 2000 were immaterial.

Investment Options

A participant could direct their account in any of the following investment options:

Stock Funds:

*AT&T Shares Fund (*formerly *MediaOne Group Shares Fund)* - sought to provide investment returns linked to the long-term earnings of AT&T Corp.

AT&T Wireless Group Tracking Stock Shares Fund – sought to provide investment returns linked to the long-term earnings of AT&T Wireless Group tracking stock.

U.S. Stock Fund - was a passive fund which closely tracked the S&P 500 Index. It invested primarily in stocks, such bonds, notes, debentures or preferred stocks as were convertible into common or capital stocks, such debentures accompanied by warrants to purchase common or capital stocks, and other types of equity investments (including employer stock).

International Stock Fund - invested primarily in stocks and bonds issued by non-U.S. companies, cash equivalents denominated in U.S. dollars or other major foreign currencies, and other fixed income investments.

Balanced Funds:

U.S. Asset Allocation Fund - invested primarily in U.S. stocks, bonds, and money market portfolios. The fund periodically shifted its asset allocation to emphasize the asset classes that offered the best investment value, while considering investment risk.

Global Assets Fund - a diversified portfolio that sought to achieve its objective by pursuing active asset allocation strategies across global equity and fixed income markets. It invested primarily in U.S. stocks, non-U.S. stocks, U.S. bonds and international non-dollar bonds and cash equivalents.

Stable Value Fund:

Interest Income Fund - invested in a diversified portfolio consisting of fixed income investments. The fixed income investments, in each case, represented an issuer's promise to repay principal plus a rate of interest, and could include, but was not limited to, group annuity contracts with life insurance companies, deposit agreements with banks, obligations of the United States Government or its agencies, asset-backed securities and other fixed income securities.

Personal Choice Retirement Account ("PCRA"):

This account provided more experienced investors the opportunity to select their own investments by having a brokerage account offered through Charles Schwab & Co., Inc., member SPIC/NYSE. Participating employees could direct their investments among mutual funds, common stocks, bonds and other fixed income investments.

During 2001 and 2000 the Plan held assets in the following fund. This fund was frozen as a result of the separation from the Predecessor Plan and participants could not direct their contributions in but were allowed to transfer balances out of this investment:

Frozen Fund:

Qwest Shares Fund (formerly *US West Communications Group Shares Fund*)- sought to provide investment returns linked to the long-term earnings of U S WEST. On June 30, 2000, U S WEST merged with QWEST Communications International, Inc. ("QWEST") and the U S WEST shares held were converted to QWEST shares.

Participants could change their investment options at any time via the Interactive Voice Response system ("IVR") or the Internet.

Participant Loans

Participants could borrow 50% of their vested account balance for a minimum of $1,000 up to a maximum of $50,000, in increments of $500 over the minimum amount. Loans had to be repaid within four years unless they were for a primary residence, in which case the Employee Benefits Committee could establish a term of up to 14 years for repayment. The loans were secured by the balance in the participant's account and bore a reasonable rate of interest as determined by the Employee Benefits Committee. Principal and interest was paid ratably through payroll deductions. No more than one loan could be outstanding to a participant at any time.

Payment of Benefits

On termination of service for any reason or upon death or disability, a participant could elect to receive the following: 1) a lump-sum amount equal to the vested value of their account, 2) a distribution comprised of AT&T Shares, Qwest Shares (as long as the Qwest Shares Fund remained in existence) and AT&T Wireless Group Tracking Stock (effective June 2001) equal in value to the vested amount was credited to his or her respective account, and cash equal to the amount credited to all other investment funds, 3) distributions in approximately equal annual installments were paid over a period not to exceed the participant's life expectancy, 4) or a direct rollover into another qualified plan or Individual Retirement Annuity ("IRA"). Participants could also make certain in-service voluntary withdrawals and hardship withdrawals if certain criteria was met. Effective March 1, 1999, the Plan was amended so that active employees who have reached the age of 70½ were allowed to leave balances in the Plan until termination of employment.

Plan Termination

The Sponsor or the Board of Directors could discontinue contributions to the Plan or terminate the Plan. Upon a complete discontinuance of contributions, termination or partial termination of the Plan, the accounts of all affected participants would be fully vested.

Participant Accounts

Each participant's account was credited with the participant's contribution and an allocation of (a) Company matching and discretionary contributions, (b) Plan earnings or losses and (c) administrative expenses. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant's vested account.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis. Purchases and sales of securities were recorded on a trade-date basis.

Investment Valuation and Income Recognition

Dividends were recorded on the ex-dividend date.

In the statement of changes in net assets available for benefits, the net appreciation in the fair value of investments consisted of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

The values of investments were determined as follows: Common stock including employer stock and other securities listed on recognized United States and international stock exchanges on the basis of the last published sales price on June 30 or December 31, as applicable, or, if no sales were made on that date, at the date of the last published sales price on the immediately preceding day on which sales were made; over-the-counter securities and government obligations based on the bid prices on June 30 or December 31, as applicable, from published sources where available and, if not available, from other sources considered reliable.

Contracts with insurance companies and other guaranteed investment contracts were reported at contract value, calculated as principal plus reinvested interest, which approximated fair market value. These contracts were fully benefit-responsive. Investment contracts with wrappers were disclosed together since the value of the wrappers was immaterial to the respective investment contracts. At June 30, 2001 and December 31, 2000, the average crediting interest rates on these contracts was 6.20% and 6.36%, respectively. For the period from January 1, 2001 through June 30, 2001, the average yield on these contracts was 6.30%.

Participant loans were valued at cost which approximated fair value.

Use of Estimates

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the statement of net assets available for benefits date and reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.

Payment of Benefits

Benefits were recorded when paid. Benefits payable of $0 and $1,244,926 are reflected as a liability in the Plan's Form 5500 as of June 30, 2001 and December 31, 2000, respectively. This is not shown as a liability on the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America (see Note 10).

3. CONTRACTS WITH INSURANCE COMPANIES AND OTHER GUARANTEED INVESTMENT CONTRACTS:

Prior to the Plan merger, the Plan had entered into eleven insurance contracts with ten insurance companies. The insurers maintained the Plan's deposits in funds to which interest was added at specified rates ranging from 5.34% to 7.62%. The contracts matured through 2003. Out of the eleven insurance contracts, six of the contracts had fixed interest rates, and five of the contracts had interest rates that reset either quarterly or monthly.

The Plan's investments were held by a bank-administered trust fund. The Trustee was Bankers. Permissible investments under the Plan's investment guidelines included guaranteed investment contracts ("GICs"), bank insured contracts ("BICs") and Synthetic GICs.

The Plan invested in fully benefit-responsive GICs in accordance with investment guidelines. In accordance with the provisions of American Institute of Certified Public Accountants' Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans*, fully benefit-responsive investment contracts are reported at contract value and fair value is disclosed.

Fair value for fixed rate GICs was calculated by projecting the future cash flows for the contract at the contractual crediting rate, and then discounting it by a rate that approximates the current market rates for a contract of equal credit quality and duration. For synthetic GICs, fair value was equal to the market value of the underlying security and related wrapper plus any accrued income.

The fair value of the contracts was estimated to be approximately $68 and $56 million as of June 30, 2001 (prior to the plan merger) and December 31, 2000, respectively. The contracts were transferred in-kind to the AT&T Broadband Plan.

4. INVESTMENTS:

During the period from January 1, 2001 through June 30, 2001, the Plan's investments had net appreciation (depreciation) in fair value as follows:

Investments at fair value as determined by quoted market price:	
Common corporate stocks	$ 21,734,316
Registered investment companies	(150,455)
Investments at estimated fair value:	
Common collective trusts	(12,722,478)
Other investments	133,829
	$ 8,995,212

The fair values of individual investments representing 5% or more of the Plan's net assets as of June 30, 2001 and December 31, 2000 are as follows:

	2001		2000	
	Shares	Fair Value	Shares	Fair Value
Barclays Equity Index Fund F	-	$ -	6,518,629	$113,228,590
Barclays Global Investors US Tactical Asset Allocation Fund F	-	-	4,183,390	71,745,135
AT&T Corp. Common Shares*	-	-	5,257,181	90,686,806

* These investments included participant directed and non-participant directed assets (as noted below).

The AT&T Shares Fund (formerly the MediaOne Group Shares Fund) consisted of both participant directed and non-participant directed assets prior to January 1, 2001, when the Plan was amended to allow participants to direct all funds including employer contributions. These assets were commingled between participant directed and non-participant directed, therefore the presentation below has been reported as non-participant directed. All employer contributions were placed in this fund. The amounts below do not include AT&T Corp. shares (formerly the MediaOne Group, Inc. Common Shares) held in the PCRA account. There were no non-participant directed funds for the period from January 1, 2001 through June 30, 2001.

The following are the amounts as of December 31, 2000 in the AT&T Shares Fund:

Net Assets:	
Investments at fair value-	
Common corporate stocks	$90,567,243
Interest bearing cash	1,304,805
Total investments	91,872,048
Dividends and interest receivable	206,427
Net assets available for benefits	$92,078,475

5. INCOME TAX STATUS:

The Internal Revenue Service issued a determination letter dated October 15, 1999, that the Plan qualified, in form, under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "IRC"), and therefore, the underlying trust was exempt from federal income taxes under 501(a) of the IRC. Although the Plan had been amended since receiving the determination letter, the Plan administrator believes the Plan was designed and operated in compliance with the applicable requirements of the IRC.

6. ADMINISTRATIVE EXPENSES:

All expenses of any party lawfully payable from the assets of the Plan could be paid from such assets. Such expenses included recordkeeping, administrative fees, consultant fees, and vendor fees. Investment management fees were also payable out of the Plan assets along with brokerage fees, transfer taxes and other incidental security transaction fees. During the Plan period, the Plan paid for investment management, investment review, recordkeeping, trustee and audit expenses. The Company paid all other expenses and fees of administering the Plan.

7. DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR PURPOSES OTHER THAN TRADING:

The Plan used derivative financial instruments in the normal course of business to hedge against adverse changes in interest rates and foreign exchange rates, primarily foreign currency forwards, insured contracts, common collective trusts and investment contracts. These instruments were used mainly for hedging purposes. Leveraging of the Plan's assets and speculation were prohibited. Currency hedge positions were not permitted to exceed the level of exposure in the related Plan's assets. The use of derivative instruments is not believed by management to materially increase the credit or market risk of the Plan's investments and was immaterial to the Plan, taken as a whole.

8. RELATED-PARTY TRANSACTIONS:

Certain Plan investments were shares of common collective investment funds managed by Bankers, Barclays Global Investors, N.A., Capital Guardian Trust Company, Charles Schwab and Co., Inc. and Brinson Partners, Inc. Bankers was the trustee as defined by the Plan and Barclays Global Investors, N.A., Capital Guardian Trust Company, Charles Schwab and Co., Inc., and Brinson Partners, Inc. were investment managers that had service contracts with the Company; therefore, these transactions qualify as party-in-interest. In addition, the Plan had significant investments in AT&T Corp. common shares, which also qualify as related-party transactions. See Note 11 and the attached Schedule of Nonexempt Transactions for the Period from January 1, 2001 through June 30, 2001 for prohibited party-in-interest transactions during the Plan period.

9. CONCENTRATIONS, RISKS AND UNCERTAINTIES:

The Plan had a significant concentration of employer stock. A change in the value of the employer stock can cause the value of the Plan's net assets to change significantly due to this concentration.

The Plan provided for various investments in common corporate stocks, insurance contracts, common collective trusts, registered investment companies, corporate debt instruments and employer stock. Investments, in general, are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31, 2000
Net assets available for benefits per the financial statements	$393,061,638
Participant distributions payable	(1,244,926)
Net assets available for benefits per Form 5500 (unaudited)	$391,816,712

The following is a reconciliation of participant distributions paid per the financial statements to the Form 5500:

	June 30, 2001
Total distributions paid and return of excess contributions per the financial statements	$41,393,456
Less: Amounts payable at December 31, 2000	(1,244,926)
Add: Amounts payable at June 30, 2001	-
Total distributions paid and return of excess contributions per Form 5500 (unaudited)	$40,148,530

11. NONEXEMPT PROHIBITED TRANSACTIONS:

The Company failed to remit employee deferral contributions and loan repayments withheld from participants wages as well as matching contributions to the Plan during certain pay periods in 2001 and 2000 in a timely manner (see attached Schedule of Nonexempt Transactions for the Period from January 1, 2001 through June 30, 2001). The company has remitted all untimely contributions.

12. CONDENSED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF JUNE 30, 2001 PRIOR TO THE MERGER:

The following is a condensed statement of net assets available for benefits as of June 30, 2001 prior to the merger with the AT&T Broadband Plan:

Investments, at fair value	$393,752,889
Receivables	342,441
Liabilities	(1,873,149)
Net assets available for benefits	$392,222,181

THE MEDIAONE GROUP 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN PERIOD

FROM JANUARY 1, 2001 THROUGH JUNE 30, 2001

Identity of Issue, Borrower, or Similar Party	Description of Interest	Cost of Acquisitions	Proceeds of Dispositions
UBS AG	11,935,248	$11,935,248	$ -
#5082	69,543	-	69,543
6.710% 06 December 2003			
GP ANNU CONT #5-1171 JACKSON	11,628	11,628	-
NATL LIFE 5.900% 02/25/2001	1,296,198	-	1,296,198
*PARTN IN GROUP CONTRACT	288	288	-
#GAC-24893 WITH METROPOLITAN LIFE	909,699	-	909,699
5.95% 12/30/2000			
JOHN HANCOCK	1,052,878	1,052,878	-
#14724	2,132,232	-	2,132,232
5.790% 05/01/2007			
CONTINENTAL ASSURANCE CO.	2,328,524	2,328,524	-
631-05866	11,049,877	-	11,049,877
5.650% 01/15/2004			
BANK OF AMERICA	15,977,647	15,977,647	-
NT & SA GA#01-040	3,050,669	-	3,050,669
5.610% 31 MAR 2003			

* Represents a party-in-interest

THE MEDIAONE GROUP 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN PERIOD

FROM JANUARY 1, 2001 THROUGH JUNE 30, 2001

Identity of Issue, Borrower, or Similar Party	Description of Interest	Cost of Acquisitions	Proceeds of Dispositions
CHASE MANHATTAN BANK	4,514,437	$4,514,437	$ -
CONTRACT #436470-T	406,122	-	406,122
6.390% DTD 01OCT2000 DUE 31OCT2002			
STATE STREET BANK & TRUST	139,680	139,680	-
GIC CONTRACT #98133 4.620%	5,826,264	-	5,826,264
ATENA LIFE INSURANCE CO	162,685	162,685	-
6.380% 01NOV2003	5,953,484	-	5,953,484
MONUMENTAL LIFE INS	6,700,233	6,700,233	-
5.640% DTD 01JUN2000 DUE 01JUN2003	1,123,909	-	1,123,909
SELL USD BUY EUR	180,000	164,841	-
AT 1.00	1,650,000	-	1,467,762
SETTLE DATE 18MAY2001			
SELL USD BUY EUR	1,150,000	1,007,400	-
AT 1.00	1,150,000	-	991,185
SETTLE DATE 29JUN2000			

THE MEDIAONE GROUP 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN PERIOD

FROM JANUARY 1, 2001 THROUGH JUNE 30, 2001

Identity of Issue, Borrower, or Similar Party	Description of Interest	Cost of Acquisitions	Proceeds of Dispositions
ERICSSON L M TEL CO	240	$ 1,510	$ -
ADR CL B SEK 10	240	-	1,451
1ST MIRACLE GROUP INC.	430,000	1,932	-
COM	300,000	-	1,455
GRAND TOYS INTL INC.	2,500	1,685	-
COM NEW	2,505	-	1,725
NOKIA CORP.	780	28,405	-
ADR	230	-	7,525
NORTEL NETWORKS CORP. NEW	750	24,224	-
COMMON STOCK	700	-	26,962
BUY JPY SELL USD	46,650,000	384,306	-
AT 1.00	53,150,000	-	503,503
SETTLE DATE 18MAY2001			

THE MEDIAONE GROUP 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN PERIOD

FROM JANUARY 1, 2001 THROUGH JUNE 30, 2001

Identity of Issue, Borrower, or Similar Party	Description of Interest	Cost of Acquisitions	Proceeds of Dispositions
GP ANUTY WITH TRANSAMERICA	22,281	$ 22,281	$ -
OCCIDENTAL 51422-00 6.76%	567,600	-	567,600
PART IN GROUP ANNUITY CONTRACT	71,155	71,155	-
240-02 WITH CAISSE DES DEPTS (CDC)	327,456	-	327,456
6.410% 11/16/2002			
GLOBAL CROSSING LTD	1,200	24,073	-
COM	900	-	17,176
GLOBALSTAR TELECOMMUNICATIONS	900	782	-
COM	900	-	737
ISIN# BMG393OH1043			
COMMTOUCH SOFTWARE LTD	4,970	7,819	-
COM STOCK	4,470	-	6,978
*MEDIA ONE SAVINGS PLAN OUTSTANDING	7,726,650	7,726,650	-
LOANS TO PARTICIPANTS	7,880,541	-	7,880,541
SELL USD BUY AUD	310,000	162,955	-
AT 1.00	860,000	-	449,866
SETTLE DATE 18MAY2001			

*Represents a party-in-interest.

THE MEDIAONE GROUP 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN PERIOD

FROM JANUARY 1, 2001 THROUGH JUNE 30, 2001

Identity of Issue, Borrower, or Similar Party	Description of Interest	Cost of Acquisitions	Proceeds of Dispositions
BUY AUD SELL USD	860,000	$ 449,479	$ -
1.00	860,000	-	446,168
SETTLE DATE 29JUN2001			
BUY CAD SELL USD	450,000	290,572	-
AT 1.00	450,000	-	297,324
SETTLE DATE 26JUN2001			
BOAZ 01-040-A 103-121E 06/21/2001	3,000,000	3,000,000	-
BOAZ 01-040-A 103-121E 06/21/2001	3,050,669	-	3,050,669

THE MEDIAONE GROUP 401(k) SAVINGS PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS

FOR THE PERIOD FROM JANUARY 1, 2001 THROUGH JUNE 30, 2001

Identity of Party Involved	Relationship to Plan, Employer or Other Party-In-Interest	Description of Transactions	Period Related To	Remittance Date	Amount
* AT&T Corp.	Plan Sponsor	Overdue employee and employer contributions not timely remitted to the Plan	November 2000	January 5, 2001	$2,474
* AT&T Corp.	Plan Sponsor	Overdue employee and employer contributions not timely remitted to the Plan	December 2000	February 2, 2001	$6,665
* AT&T Corp.	Plan Sponsor	Overdue employee and employer contributions not timely remitted to the Plan	January 2001	March 2, 2001	$ 658
* AT&T Corp.	Plan Sponsor	Overdue employee and employer contributions not timely remitted to the Plan	January 2001	March 23, 2001	$ 431
* AT&T Corp.	Plan Sponsor	Overdue employee and employer contributions not timely remitted to the Plan	February 2001	March 23, 2001	$ 781
* AT&T Corp.	Plan Sponsor	Overdue employee and employer contributions not timely remitted to the Plan	February 2001	March 30, 2001	$ 705
* AT&T Corp.	Plan Sponsor	Overdue employee and employer contributions not timely remitted to the Plan	February 2001	April, 13, 2001	$1,536

*Represents a party-in-interest.

THE MEDIAONE GROUP 401(k) SAVINGS PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS

FOR THE PERIOD FROM JANUARY 1, 2001 THROUGH JUNE 30, 2001

Identity of Party Involved	Relationship to Plan, Employer or Other Party-In-Interest	Description of Transactions	Period Related To	Remittance Date	Amount
* AT&T Corp.	Plan Sponsor	Overdue employee and employer contributions not timely remitted to the Plan	March 2001	April 27, 2001	$30,157
* AT&T Corp.	Plan Sponsor	Overdue employee and employer contributions not timely remitted to the Plan	March 2001	May 11, 2001	$11,649
* AT&T Corp.	Plan Sponsor	Overdue employee and employer contributions not timely remitted to the Plan	April 2001	May 25, 2001	$ 6,739
* AT&T Corp.	Plan Sponsor	Overdue employee and employer contributions not timely remitted to the Plan	April 2001	June 8, 2001	$ 9,384
* AT&T Corp.	Plan Sponsor	Overdue employee and employer contributions not timely remitted to the Plan	May 2001	June 22, 2001	$ 6,271

*Represents a party-in-interest.

Exhibit Index

Exhibit No.	
23	Consent of PricewaterhouseCoopers LLP

ANDERSEN

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated December 20, 2001 relating to the MediaOne Group 401(k) Savings Plan included in this Amendment to Form 11-K for the period from January 1, 2001 to June 30, 2001, into AT&T Corp.'s previously filed Post-Effective Amendment No. 2 on Form S-8 to Form S-4 Registration Statement File No. 333-86019-2.

Arthur Andersen LLP

Denver, Colorado,
February 5, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the **Employee Benefits Committee** has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MediaOne Group 401(k) Savings Plan

By **Employee Benefits Committee**

William L. Case
Vice President Employee Services

Date: February 5 , 2002